Exhibit 99.1

BIT Mining Limited to Improve Efficiency at Ohio Mining Site after Business Spin-off

HONG KONG, June 30, 2022 – BIT Mining Limited (NYSE: BTCM) (the "Company"), a leading technology-driven cryptocurrency mining company, today announced the completion of a spin-off with Viking Data Centers LLC ("Viking Data Centers") in developing and operating the Ohio cryptocurrency mining data center (the "Ohio Mining Site").

The Company had been jointly developing the Ohio Mining Site with Viking Data Centers through its affiliate for a total planned power capacity of 150 megawatts ("MW"). After completion of the spin-off, the Company, through its affiliate, has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the spin-off.

The mining space with access to 50MW has been completed by the closing of this spin-off transaction and is already in operation at the Ohio Mining Site. After the spin-off, the Company retains exclusive access to the entire 50MW and will continue the full operation of the corresponding mining space. The Company believes that the spin-off may accelerate the construction process of the remaining mining space in the Ohio Mining Site to which the Company has exclusive access – namely, the mining space with exclusive access to 32.5MW electrical power. The Company expects this mining space to be completed by the second half of 2022.

The Company's substantial and proven experience includes state-of-the-art data mining centers located in Kazakhstan, Ohio, Sichuan Province and Hong Kong. Furthermore, the Company has been utilizing renewable resources in these data centers, including building a 435MW hydropower center in China’s Sichuan Province. It also specializes in enduring construction, successfully building data centers which isolate machines and protect them from severe weather conditions and the extreme heat and cold temperatures around the world.

"We will continue to devote our resources to the Ohio Mining Site in light of better cost control and operational efficiency improvement," commented Mr. Xianfeng Yang, CEO of the Company. "While the cooperation with Viking Data Centers has helped with our initial entrance into the North American market, we believe that carving out the Ohio Mining Site business will further enhance our overall operational efficiency as we expand our business. Going forward, we are also considering collaborations with Viking Data Centers on other projects. We will continue to execute on our plan, investing in technology, innovation, and high-quality mining resources worldwide, while building a strong foundation across the cryptocurrency ecosystem."

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, completing the Company's vertical integration with its supply chain, increasing its self-sufficiency and strengthening its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com